December 6, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re: The Coca-Cola Company**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 1-02217**

Dear Mr. Isdell:

　　We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by December 20, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Compensation, page 30

1. We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the volume and net income targets for the company and operating units and volume and profit before tax targets would cause you competitive harm. Also, you state that disclosure of the 2007 targets is not "relevant" to a fair understanding of compensation for 2006. Please confirm that disclosure of such information is not material.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Carol Crofoot Hayes (via facsimile to (404) 676-8409)
        Associate General Counsel & Secretary